UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 NYMAGIC, Inc.
                                 -------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                  629484 10 6
                                  -----------
                                 (CUSIP Number)

                             Howard S. Tuthill, III
                             c/o Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 327-1700
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 5, 1999
                                   -----------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]





                                                               Page 1 of 7 Pages

------------------------------                  --------------------------------
CUSIP No. 629484 10 6                           Page 2 of 7 Pages

------------------------------                  --------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Louise B. Tollefson Florida Intangible Tax Trust u/a 12/9/98


---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [_]

            (b) [_]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO

---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[_]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida

--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER
                              0
     NUMBER OF
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING                0
       PERSON
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER
                              0

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[_]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           OO
---------- ---------------------------------------------------------------------

------------------------------                  --------------------------------
CUSIP No. 629484 10 6                           Page 3 of 7 Pages

------------------------------                  --------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Howard S. Tuthill

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [_]
            (b) [_]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO

---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[_]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER
                              0
     NUMBER OF
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING                0
       PERSON
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER
                              0

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[_]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

------------------------------                  --------------------------------
CUSIP No. 629484 10 6                           Page 4 of 7 Pages

------------------------------                  --------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Howard S. Tuthill, III

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
            (a) [_]
            (b) [_]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO

---------- ---------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[_]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------- ------- --------------------------------------------------
                        7     SOLE VOTING POWER
                              0
     NUMBER OF
                      ------- --------------------------------------------------
       SHARES           8     SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY
                      ------- --------------------------------------------------
        EACH            9     SOLE DISPOSITIVE POWER
     REPORTING                0
       PERSON
                      ------- --------------------------------------------------
        WITH            10    SHARED DISPOSITIVE POWER
                              0

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

---------- ---------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[_]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

                                  Introduction
                                  ------------

         This Amendment No. 1 to Schedule 13D is being filed in order to report the transfer of an aggregate of 1,814,611 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Florida Intangible Tax Trust u/a 12/9/98 (the "FIT Trust") to the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust"). Louise B. Tollefson ("Tollefson") is a beneficiary of the FIT Trust and is both the sole Trustee and a beneficiary of the Revocable Trust. On April 8, 1999, Howard S. Tuthill III was appointed an additional trustee of the FIT Trust and was delegated sole power to vote the shares of Common Stock held by the FIT Trust.

ITEM 1.  SECURITY AND ISSUER.

         There has been no change to this Item.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule is being filed by the FIT Trust and by each of Howard S. Tuthill and Howard S. Tuthill III as co-trustees of the FIT Trust. The principal business address of the FIT Trust and each of the co-trustees (collectively, the "Reporting Persons") is c/o Cummings & Lockwood, Four Stamford Plaza, P.O. Box 120, Stamford, Connecticut 06904. Both of the co-trustees are partners at Cummings & Lockwood, a law firm headquartered in Stamford, Connecticut.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding nor been the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction which requires the filing of this Amendment was a transfer which was effected without consideration. On May 5, 1999, the FIT Trust effected a transfer of an aggregate of 1,814,611 shares of Common Stock to the Revocable Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transfer of 1,814,611 shares of Common Stock from the FIT Trust to the Revocable Trust was to implement certain aspects of Tollefson's estate and tax planning.

         None of the Reporting Persons has any plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:

                                                                     Aggregate
                   Number of Shares        Number of Shares          Number
                   Beneficially Owned      Beneficially Owned        of Shares         Percentage of
                   With Sole Voting and    With Shared Voting and    Beneficially          Shares
                   Dispositive Power       Dispositive Power         Owned           Beneficially Owned
                   --------------------    ----------------------    ------------    ------------------

Louise B.
Tollefson
Florida
Intangible Tax              0                         0                   0                  0%
Trust u/a 12/9/98
                            0                         0                   0                  0%
Howard S. Tuthill

Howard S.
Tuthill, III                0                         0                   0                  0%


         (c) On May 5, 1999, 1,814,611 shares of Common Stock were transferred from the FIT Trust to the Revocable Trust. No consideration was given or received for this transfer.

         (d) None.

         (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Trust Agreement, dated December 9, 1998, executed in connection with the establishment of the FIT Trust (the "Trust Agreement"), Tuthill is obligated to distribute the assets held by the FIT Trust to the acting Trustee of the Revocable Trust on April 30th of each year.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number        Description
-------       -----------
  1.          Agreement,  dated as of May 18, 1999 among the Reporting Persons relating to the filing of a joint Schedule 13D.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: May 18, 1999


                                            /s/ Howard S. Tuthill
                                            ------------------------------------
                                            Howard S. Tuthill


                                            /s/ Howard S. Tuthill, III
                                            ------------------------------------
                                            Howard S. Tuthill, III


                                            LOUISE B. TOLLEFSON FLORIDA
                                            INTANGIBLE TAX TRUST U/A 12/9/98


                                            By: /s/ Howard S. Tuthill, III
                                               ---------------------------------
                                               Howard S. Tuthill, III
                                               Co-Trustee